Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces 1st Quarter Results, Conference Call & Webcast on
    May 16, 2006

    CALGARY, May 15 /CNW/ - Advantage Energy Income Fund (TSX: AVN.UN)
("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the first quarter ended March 31, 2006.
    A conference call will be held on Tuesday, May 16, 2006 at 9:00 a.m.
(11:00 a.m. Eastern time) and can be accessed toll-free at 1-877-407-9205. A replay of the call will be available from approximately 5:00 p.m. on Tuesday,
May 16, 2006 until approximately midnight, May 23, 2006 and can be accessed by dialing toll free 1-877-660-6853. The account number is 286, conference ID number 202239 (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at
www.advantageincome.com.

    <<
                                                Three months    Three months
                                                    ended           ended
                                               March 31, 2006  March 31, 2005
    -------------------------------------------------------------------------

    Financial ($000)
    Revenue before royalties                     $    86,901     $    83,209
      per Unit(1)                                $      1.48     $      1.54
      per boe                                    $     54.49     $     43.44
    Funds from operations                        $    46,630     $    45,355
      per Unit(2)                                $      0.79     $      0.82
      per boe                                    $     29.24     $     23.69
    Net income                                   $    15,964     $     4,015
      per Trust Unit - basic and diluted         $      0.27     $      0.07
    Cash distributions declared                  $    44,459     $    46,339
      per Unit(2)                                $      0.75     $      0.84
    Payout ratio (%)                                     95%            102%
    Expenditures on property and equipment       $    20,989     $    32,715
    Working capital deficit(3)                   $    18,644     $    43,403
    Bank indebtedness (long-term)                $   278,777     $   196,362
    Convertible debentures (face value)          $   113,531     $   144,504

    Operating
    Daily Production
      Natural gas (mcf/d)                             65,768          86,350
      Crude oil and NGLs (bbls/d)                      6,760           6,892
      Total boe/d (at) 6:1                            17,721          21,284
    Average prices (including hedging)
      Natural gas ($/mcf)                        $      8.69     $      6.47
      Crude oil and NGLs ($/bbl)                 $     58.26     $     53.02

    Supplemental (000)
    Trust Units outstanding at end of period          59,468          57,229
    Trust Units issuable
      Convertible Debentures                           5,699           7,360
      Exchangeable Shares                                 99             182
      Trust Units Rights Incentive Plan                  310             310
    Trust Units outstanding and issuable
     at end of period                                 65,576          65,081
    Basic weighted average Units                      58,874          54,191

    (1) based on basic weighted average Trust Units outstanding
    (2) based on Trust Units outstanding at each cash distribution record date
    (3) working capital deficit excludes hedging liabilities

    Message to Unitholders

    Highlights of the first quarter include:

    -   Funds from operations for the first quarter was $46.6 million or
        $0.79 per Trust Unit compared to $45.4 million or $0.82 per Trust
        Unit for the same period of 2005. This represents a payout ratio of
        95% of funds from operations for the three months ended March 31,
        2006 and 82% for the twelve months ended March 31, 2006.

    -   The Fund declared three distributions during the quarter totalling
        $0.75 per Trust Unit. The distributions amounted to $0.25 per Trust
        Unit, payable on February 15, March 15 and April 17 to Unitholders of
        record on January 31, February 28 and March 31, respectively. Since inception, the Fund has distributed $492 million or $12.58 per Trust
        Unit.

    -   Production volumes in the first quarter of 2006 were 17,721 boe/d compared to 21,284 boe/d in the first quarter of 2005. First quarter
        2006 production volumes were impacted by a one-time pay-out adjustment related to several wells, EUB production restrictions at
        Chip Lake and Nevis, shut-in gas production related to capacity constraints at third party facilities and minor non-core property dispositions in 2005. These adjustments impacted first quarter production by approximately 1,100 boe/d.

    -   Natural gas production for the first quarter of 2006 was 65.8 mmcf/d, compared to 86.4 mmcf/d reported in the first quarter of 2005. The reduction was due to normal declines, first quarter adjustments noted
        above and a shift in the Fund's capital expenditure program towards oil drilling at the end of Q1 2005 due to superior economics provided by high oil prices.

    -   Crude oil and natural gas liquids production averaged 6,760 bbls/d compared to 6,892 bbls/d in the first quarter of 2005 representing a decrease of 2%. The stability is due to continued successful development oil drilling. Advantage's crude oil production is mainly comprised of long life assets that exhibit low rates of decline.

    -   During the first quarter the Fund participated in the drilling of
        10.4 net (26 gross) wells. Two horizontal oil wells were drilled at
        Nevis, and three vertical oil wells at Sunset. Single gas wells were also drilled on the Fund's core properties at Nevis and Sweetgrass.
        Other capital spending related to a variety of wells, with smaller working interests, and facilities necessary to support the 2005 and
        2006 activity.

    -   Capital spending during Q1 totalled $21.0 million which is expected to generate initial production additions of approximately
        1,240 boe/d. Approximately 700 boe/d of these production additions were added at the end of the quarter with the balance anticipated to come on-stream in the second quarter of 2006.

    Proposed merger with Ketch Resources Trust:

    -   On April 25, 2006, Advantage and Ketch Resources Trust ("Ketch")
        announced that their respective boards of directors had unanimously approved an agreement providing for the merger of Advantage and
        Ketch. The combined trust, which will retain the Advantage name, will have an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team, which will include key managers from both Advantage and Ketch. The merger will be accomplished through a Plan of Arrangement (the "Arrangement") by the exchange of each Ketch unit for 0.565 of an Advantage unit. The merger is conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The
        Fund reached an agreement with Advantage Investment Management Ltd.
        ("AIM") to purchase all of the outstanding shares of AIM pursuant to the Arrangement for total consideration of $44 million, which is to be settled through the issuance of 1,933,216 Trust Units. Unitholder meetings to approve the Arrangement will be held on June 22, 2006.

    -   Management of Advantage and Ketch entered into the Arrangement
        Agreement for the following reasons:

        -  The merger is expected to create a stronger single entity with a more balanced portfolio of assets by combining Advantage's longer-
           life reserve base and infill drilling potential with Ketch's large undeveloped land base and significant prospect inventory.

        -  Advantage and Ketch employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administrative systems, and bring together strong technical, field operations and administrative teams which is expected to lead to a smooth integration of the two entities into one stronger organization.

        -  The combined trust will be managed by an experienced team of professionals comprised of key managers from both entities who have demonstrated their ability to deliver on acquisition, development, exploitation and financial management objectives.

        -  Unitholders will benefit from an increase in property
           diversification, the ability to pursue a greater range of high impact growth opportunities available to a larger entity and complimentary summer/winter drilling programs.

        -  The combined entity will have a market capitalization in excess of
           $2.1 billion and an enterprise value of approximately
           $2.7 billion, providing increased liquidity to Unitholders.
           Management of Advantage and Ketch anticipate that the increase in liquidity combined with the internalization of Advantage's existing management contract will lead to a broadening of the investor base resulting in a lower cost of capital thereby enhancing the combined entity's ability to compete for accretive acquisitions of new properties.

        -  The combined entity will have a greater weighting in the Canadian indices which may lead to increased investor interest.

        -  The Arrangement will provide Ketch Unitholders with greater exposure to U.S capital markets through Advantage's NYSE listing.

    MANAGEMENT'S DISCUSSION & ANALYSIS

    The following Management's Discussion and Analysis ("MD&A"), dated as of
May 13, 2006, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we"
or "our") for the three months ended March 31, 2006 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles
("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

    Non-GAAP Measures

    The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and per Trust Unit, cash netbacks, and payout ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
    Funds from operations, as presented, is based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each cash distribution record date. Both cash netbacks and payout ratio are dependent on the determination of funds from operations. Cash netbacks include the primary cash revenues and expenses on a per boe basis that comprise funds from operations.
Payout ratio represents the cash distributions declared for the period as a percentage of funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

                                                Three months    Three months
                                                    ended           ended
    ($000)                                     March 31, 2006  March 31, 2005
    -------------------------------------------------------------------------
    Cash provided by operating activities        $    39,880     $    38,608
    Expenditures on asset retirement                   1,033             407
    Changes in non-cash working capital                5,717           6,340
    -------------------------------------------------------------------------
    Funds from operations                        $    46,630     $    45,355
    -------------------------------------------------------------------------

    Forward-Looking Information

    The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-
looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    Proposed Merger with Ketch Resources Trust

    On April 25, 2006, the Fund and Ketch Resources Trust ("Ketch") announced that their respective boards of directors had unanimously approved an agreement providing for the merger of Advantage and Ketch. The combined trust, which will retain the Advantage name, will have an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team which will include key management, technical and administrative personnel from both Advantage and Ketch.
    The merger will be accomplished through a Plan of Arrangement (the
"Arrangement") by the exchange of each Ketch unit for 0.565 of an Advantage unit. The transaction exchange ratio reflects a premium to Ketch Unitholders of 7.6% based on the respective closing price for each trust on April 24,
2006. The exchange will result in an 8.7% increase in distributions to Ketch
Unitholders based on current distribution levels and a 37.5% increase in the proved plus probable reserve life index. Upon completion of the merger and the proposed internalization of the Advantage Management Contract, Advantage
Unitholders will own approximately 65% of the combined trust and Ketch
Unitholders will own approximately 35%.
    Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and the approval by at least two-thirds of both
Advantage's and Ketch's Unitholders. The Unitholder meetings required to approve the Arrangement will be held on June 22, 2006. An information circular dated May 12, 2006 has been prepared jointly by the trusts and mailed to
Advantage and Ketch Unitholders.
    The proposed merger is conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The
Fund reached an agreement with Advantage Investment Management Ltd. ("AIM" or the "Manager") to purchase all of the outstanding shares of AIM pursuant to the terms of the Arrangement for total consideration of $44 million. The consideration will be settled by the Fund through the issuance of 1,933,216
Advantage Trust Units valued using the 10-day volume weighted average price, ending April 24, 2006, on the Toronto Stock Exchange of $22.76 per Advantage
Trust Unit. The Trust Unit consideration will be placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. The Fund will pay management fees and performance fees for the period January 1 to March 31,
2006 in the amount of $3.5 million. AIM has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.
    The agreement on internalization, which has received the approval of the
Fund's Board of Directors, is subject to a number of terms and conditions including approval of the merger Arrangement by the Unitholders of Advantage and Ketch at a meeting to be held on June 22, 2006.

    Overview

                                                   Three months ended
                                                        March 31%
                                                     2006      2005   change
    -------------------------------------------------------------------------
    Funds from operations ($000)                  $ 46,630  $ 45,355      3%
      per Trust Unit                              $   0.79  $   0.82    (4)%
    Net income ($000)                             $ 15,964  $  4,015    298%
      per Trust Unit - Basic                      $   0.27  $   0.07    286%
                     - Diluted                    $   0.27  $   0.07    286%

    Funds from operations increased 3% for the three months ended March 31,
2006, as compared to the same period of 2005. The increase in funds from operations has been primarily due to strong commodity prices offset by lower production. However, funds from operations per Trust Unit modestly decreased
4% due to the additional Trust Units issued and outstanding. Net income has increased 298% for the three months ended March 31, 2006, as compared to 2005.
Net income per Trust Unit increased 286% for the three months ended March 31,
2006. The increase is mainly due to stronger commodity prices realized in the first quarter of 2006 and significant unrealized hedging losses in 2005. The
Fund currently has no hedging contracts in place for 2006. The primary factor that causes significant variability of Advantage's funds from operations, cash flows and net income is commodity prices. Refer to the section "Commodity
Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

    Cash Distributions

                      Three months ended         Twelve months ended
                           March 31         %          March 31%
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Cash distributions
     declared ($000)  $ 44,459  $ 46,339    (4)%  $175,486  $137,727     27%
      per Trust
       Unit(1)        $   0.75  $   0.84   (11)%  $   3.03  $   2.97      2%
    Payout ratio (%)       95%      102%    (7)%       82%       97%   (15)%

    (1) Based on Trust Units outstanding at each cash distribution record date.

    Total distributions decreased 4% in the first quarter of 2006 when compared to the same period in 2005. Cash distributions per Trust Unit were
$0.75 for the three months ended March 31, 2006, representing a decrease of
11% from the $0.84 in 2005. Advantage has maintained a distribution of
$0.25 per Trust Unit since May 2005. The payout ratio in the first three months of 2006 decreased by 7% when compared to the same period in 2005 as a result of funds from operations increasing by 3% for the three months ended
March 31, 2006, and cash distributions decreasing by 4%.
    Cash distributions are determined by Management and the Board of
Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to
Unitholders, working capital requirements, and other potential cash expenditures. Cash distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements.
The level of cash distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our cash distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, cash distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly cash distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-
month basis in response to a variety of factors that are beyond our control.
Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. It is our long-term objective to provide stable and sustainable cash distributions to the Unitholders, while continuing to grow the Fund.

    Revenue

                                                  Three months ended
                                                       March 31%
    ($000)                                          2006      2005    change
    -------------------------------------------------------------------------
    Natural gas excluding hedging                 $ 51,458  $ 50,662      2%
    Realized hedging losses                              -      (342)      -
    -------------------------------------------------------------------------
    Natural gas including hedging                 $ 51,458  $ 50,320      2%
    -------------------------------------------------------------------------
    Crude oil and NGLs excluding hedging          $ 35,443  $ 32,889      8%
    Realized hedging losses                              -         -       -
    -------------------------------------------------------------------------
    Crude oil and NGLs including hedging          $ 35,443  $ 32,889      8%
    -------------------------------------------------------------------------
    Total revenue                                 $ 86,901  $ 83,209      4%
    -------------------------------------------------------------------------

    Petroleum and natural gas revenues have increased slightly for the three months ended March 31, 2006 compared to 2005 due to a combination of stronger commodity prices offset by lower production levels.

    Production

                                                  Three months ended
                                                       March 31%
                                                    2006      2005    change
    -------------------------------------------------------------------------
    Natural gas (mcf/d)                             65,768    86,350   (24)%
    Crude oil (bbls/d)                               5,615     5,692    (1)%
    NGLs (bbls/d)                                    1,145     1,200    (5)%
    -------------------------------------------------------------------------
    Total (boe/d)                                   17,721    21,284   (17)%
    -------------------------------------------------------------------------
    Natural gas (%)                                    62%       68%
    Crude oil (%)                                      32%       27%
    NGLs (%)                                            6%        5%

    The Fund's total daily production averaged 17,721 boe/d for the first quarter ended March 31, 2006, a decrease of 17% compared to the same period of
2005. Natural gas production decreased 24% for the three months ended
March 31, 2006, as compared to 2005 with crude oil production declining 1% and
NGLs production decreasing 5%. A number of unusual events occurred during the quarter which impacted Q1 production by 1,100 boe/d. These unusual events included 1) Advantage recognized the impact of several wells that had paid out whereby partners had elected working interests. This one-time adjustment reduced natural gas production by approximately 2,040 mcf/d for the three months ended March 31, 2006, 2) the quarterly production was adversely impacted by maximum rate limitations ("MRL") initiated on our Chip Lake and
Nevis properties beginning January 1, 2006. As a result of these MRL restrictions, production for the three months ended March 31, 2006 was reduced by roughly 450 boe/d. The Fund is actively pursuing approval of waterflood applications at these two properties in order to attain relief from MRL restrictions, 3) Advantage disposed of minor non-core properties which resulted in reduced natural gas production of approximately 840 mcf/d as compared to the first quarter of 2005 and, 4) production at David and
Girouxville was shut-in due to capacity constraints at third party facilities, reducing natural gas production by approximately 1,050 mcf/d. These properties are expected to come back on-stream by the end of the second quarter of 2006.
    In total the adjustments noted above impacted quarterly natural gas production by approximately 4,875 mcf/d. In addition, natural gas production declined as a result of the Fund shifting its capital development program towards oil development at the end of Q1 2005 due to superior economics. We anticipate lower rates of decline on our existing natural gas production in the coming quarters as the majority of high initial decline rates associated with the 2004 drilling program have occurred.

    Commodity Prices and Marketing

    Natural Gas

                                                  Three months ended
                                                       March 31%
    ($/mcf)                                         2006      2005    change
    -------------------------------------------------------------------------
    Realized natural gas prices
      Excluding hedging                           $   8.69  $   6.52     33%
      Including hedging                           $   8.69  $   6.47     34%

    AECO monthly index                            $   9.31  $   6.70     39%

    Realized natural gas prices, excluding hedging, increased 33% for the three months ended March 31, 2006, as compared to 2005. The price of natural gas is primarily based on supply and demand fundamentals in the North American marketplace. Due to the 2005 hurricane season in the Gulf of Mexico, production from the region has been slow to recover and there had been initial supply concerns prior to winter. Despite the supply difficulties, natural gas prices began to weaken near the end of December 2005 and the weakness has continued through the first quarter of 2006 as North America recorded one of the mildest winters on record, which had a negative effect on demand. This weather has helped to alleviate any short-term supply concerns and uncertainty regarding adequacy of current natural gas inventory, which exited winter at record levels. However, we continue to believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices, which has eliminated the economic advantage of fuel switching away from natural gas, (ii) long-term tightness in supply that has resulted from increased demand and the decline in North
American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the
Gulf of Mexico, all of which have an impact on the delicate supply/demand balance that exists.

    Crude Oil and NGLs

                                                  Three months ended
                                                       March 31%
    ($/bbl)                                         2006      2005    change
    -------------------------------------------------------------------------
    Realized crude oil prices                     $  59.42  $  55.04      8%
    Realized NGLs prices                          $  52.57  $  43.42     21%
    Realized crude oil and NGLs prices            $  58.26  $  53.02     10%

    WTI ($US/bbl)                                 $  63.88  $  49.90     28%
    $US/$Cdn exchange rate                        $   0.87  $   0.82      6%

    Realized crude oil and NGLs prices increased 10% for the three months ended March 31, 2006, as compared to the same period of 2005. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate
Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. Advantage's realized crude oil price did not increase to the same extent that WTI increased as a result of the increased strength of the
Canadian dollar and the widening of Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced whereby
WTI has increased 28% for the three months ended March 31, 2006, compared to
2005. Many developments have resulted in the current price levels, including significant geopolitical and weather related issues. Concerns have also been raised regarding the lack of North American refining capacity and the continued strength of global demand. These key issues persist and will continue to impact overall commodity prices. With the current high price levels, it is notable that demand has remained considerably resilient and the economy does not appear to be adversely impacted. We believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in Venezuela, Nigeria, and the
Middle East, including global concerns with Iran's uranium enrichment program,
(iii) increased world wide demand, particularly in China and India and (iv)
North American refinery capacity constraints.

    Commodity Price Risk

    The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the cash distributions to holders of Advantage
Trust Units. In the past, Advantage has entered into short term hedging agreements which has had the effect of limiting downside risk associated with changes in commodity prices while foregoing the benefits of price increases.
As current and future practice, Advantage may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges related only to specific acquisition or project economics. These commodity hedging activities could expose Advantage to losses or gains. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.
    Advantage currently has no hedging contracts in place. The Fund had several natural gas financial instruments in the first quarter of 2005 that resulted in realized losses of $0.3 million or $0.05/mcf. The Fund's 2005 natural gas contracts expired at the end of October 2005. There were no crude oil hedges in place for the first quarter of 2005.

    Royalties

                                                  Three months ended
                                                       March 31%
                                                    2006      2005    change
    -------------------------------------------------------------------------
    Royalties, net of Alberta Royalty
     Credit ($000)                                $ 16,340  $ 16,365      0%
      per boe                                     $  10.25  $   8.54     20%
    As a percentage of revenue,
     excluding hedging                               18.8%     19.6%  (0.8)%

    Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties are shown net of
Alberta Royalty Credit which is a royalty rebate provided by the Alberta government to certain producers. Royalties have remained stable in total due to the decline in production but have increased on a boe basis due to the increase in commodity prices. Royalties as a percentage of revenue, excluding hedging, declined slightly from comparable period.

    Operating Costs

                                                  Three months ended
                                                       March 31%
                                                    2006      2005    change
    -------------------------------------------------------------------------
    Operating costs ($000)                        $ 15,066  $ 13,030     16%
      per boe                                     $   9.45  $   6.80     39%

    Operating costs have increased 16% in total and 39% per boe for the three months ended March 31, 2006 primarily due to significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity and lower boe production volumes. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

    General and Administrative

                                                  Three months ended
                                                       March 31%
                                                    2006      2005    change
    -------------------------------------------------------------------------
    General and administrative expense ($000)     $  1,966  $ 1,463      34%
      per boe                                     $   1.23  $  0.76      62%

    General and administrative ("G&A") expense has increased 34% for the three months ended March 31, 2006, as compared to 2005. G&A per boe for the three months increased 62% when compared to the same period of 2005. G&A expense has increased overall due to an increase in staff levels that has resulted from growth of the Fund and on a boe basis due to the higher staff levels and the lower production for the quarter.

    Management Fees and Performance Incentive

                                                  Three months ended
                                                       March 31%
                                                    2006      2005    change
    -------------------------------------------------------------------------
    Management fee ($000)                         $    832  $    807      3%
      per boe                                     $   0.52  $   0.42     24%
    Performance incentive ($000)                  $  2,680  $      -       -

    The Manager receives both a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs.
Management fees increased 3% in total and 24% per boe for the first three months of 2006 compared to the same period of 2005. The increase in total management fees and management fees per boe is primarily due to the increase in revenue mainly as a result of the higher commodity prices in 2006.
    The Manager of the Fund is entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization
(defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance fee.
The Management Agreement provides an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees.
The management fees and performance fees are shared amongst all management and employees of the Fund. No amount was paid to the Manager in the first quarter of 2006 related to the performance fees as the actual amount is calculated and paid on an annual basis.
    As a condition of the proposed merger with Ketch, the Fund and the
Manager reached an agreement to internalize the management contract arrangement. As part of this agreement, the Fund will pay management fees and performance fees for the period January 1 to March 31, 2006 in the amount of
$3.5 million, representing $0.8 million in management fees and $2.7 million in performance fees. The Manager has agreed to forego fees for the period
April 1, 2006 to the closing of the Arrangement. If the proposed merger is not approved by the Unitholders, the management contract will continue.

    Interest

                                                  Three months ended
                                                       March 31%
                                                    2006      2005    change
    -------------------------------------------------------------------------
    Interest expense ($000)                       $  3,193  $  2,609     22%
      per boe                                     $   2.00  $   1.36     47%
    Average effective interest rate                   4.9%      4.5%    0.4%
    Bank indebtedness at March 31 ($000)          $278,777  $196,362     42%

    Interest expense has increased 22% for the three months ended March 31,
2006, as compared to 2005. Interest expense per boe has increased 47% for the three months ended March 31, 2006. The increase in interest expense is primarily attributable to a higher average debt level associated with the growth of the Fund. The increased debt has been used in financing continued
development activities and pursuit of expansion opportunities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only
4.9% for the three months ended March 31, 2006. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

    Interest and Accretion on Convertible Debentures

                                                  Three months ended
                                                       March 31%
                                                    2006      2005    change
    -------------------------------------------------------------------------
    Interest on convertible debentures ($000)     $  2,345  $  2,850   (18)%
      per boe                                     $   1.47  $   1.49    (1)%
    Accretion on convertible debentures ($000)    $    461  $    551   (16)%
      per boe                                     $   0.29  $   0.29      0%
    Convertible debentures maturity value at
     March 31 ($000)                              $113,531  $144,504   (21)%

    Interest on convertible debentures has decreased 18% and accretion on convertible debentures has decreased 16% for the three months ended March 31,
2006 as compared to the same period of 2005. This decrease has been due to the continual exchange of convertible debentures to Trust Units that will pay distributions rather than interest. The balance of convertible debentures outstanding has decreased 21% during the last twelve months. Interest and accretion may continue to decrease in the future if additional debentures are converted to Trust Units.

    Cash Netbacks
                                    Three months            Three months
                                       ended                   ended
                                   March 31, 2006          March 31, 2005
                                 $000     $ per boe      $000     $ per boe
    -------------------------------------------------------------------------
    Revenue                   $   86,901  $    54.49  $   83,551  $    43.62
    Hedging                            -           -        (342)      (0.18)
    Royalties                    (16,340)     (10.25)    (16,365)      (8.54)
    Operating costs              (15,066)      (9.45)    (13,030)      (6.80)
    -------------------------------------------------------------------------
    Operating                 $   55,495  $    34.79  $   53,814  $    28.10
    General and administrative    (1,966)      (1.23)     (1,463)      (0.76)
    Management fees                 (832)      (0.52)       (807)      (0.42)
    Interest                      (3,193)      (2.00)     (2,609)      (1.36)
    Interest on convertible
     debentures                   (2,345)      (1.47)     (2,850)      (1.49)
    Taxes                           (529)      (0.33)       (730)      (0.38)
    -------------------------------------------------------------------------
    Funds from operations     $   46,630  $    29.24  $   45,355  $    23.69
    -------------------------------------------------------------------------

    Funds from operations of Advantage for the quarter ended March 31, 2006 increased to $46.6 million from $45.4 million in the prior year. This increase has resulted in a higher cash netback per boe of $29.24, an increase of 23% as compared to the $23.69 per boe realized during 2005. The higher cash netback is primarily due to the increase in revenues from strong commodity pricing slightly offset by higher cash expenses. Royalties increased as a direct result of the higher commodity price environment, as would be expected.
Advantage pays royalties to the owners of mineral rights from which we have leases and we anticipate the royalty rate as a percentage of revenues to remain relatively consistent with past experience. Operating costs per boe for the quarter ended March 31, 2006 were $9.45, an increase of 39% from the $6.80 experienced in 2005. Operating costs have steadily increased over the past year due to significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

    Depletion, Depreciation and Accretion

                                                  Three months ended
                                                       March 31%
                                                    2006      2005    change
    -------------------------------------------------------------------------
    Depletion, depreciation & accretion ($000)    $ 30,023  $ 34,766   (14)%
      per boe                                     $  18.82  $  18.15      4%

    Depletion and depreciation of property and equipment is provided on the
"unit-of-production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has decreased 14% for the three months ended March 31, 2006 due to the 17% reduction of daily production volumes partially offset by the slight increase in the DD&A rate per boe. The increased DD&A rate is representative of industry challenges attributable to necessary capital spending activity and resulting proved reserve additions. It is common for a company to incur considerable capital spending but not to realize the associated proved reserve additions until subsequent years when there has been adequate production history. This is a particular difficulty for any company that is an active developer, such as Advantage. Furthermore, due to the intense industry competition created by the continued high commodity price environment, there has been constant pressure placed on general capital spending. These factors will persistently challenge the energy sector and increase related DD&A rates.

    Taxes

    Current taxes paid or payable for the quarter ended March 31, 2006 amounted to $0.5 million, compared to $0.7 million expensed for the same period of 2005. Current taxes primarily represent Federal large corporations tax and Saskatchewan resource surcharge. Federal large corporations tax is based on debt and equity levels of the Fund at the end of the year and has decreased due to present government legislation, whereby large corporations'
taxes are to be gradually eliminated over the next several years. However, the current Federal government has tabled a budget that proposes to accelerate this timeline and it is possible that the 2006 taxes may be avoided if the budget is approved in its present condition. Saskatchewan resource surcharge is based on the level of activity within the province of Saskatchewan.
    Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the three months ended March 31, 2006, the Fund recognized an income tax reduction of
$2.5 million compared to a $5.1 million recovery for 2005.
    Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to the
Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at March 31, 2006, the operating company had a future income tax liability balance of $96.5 million.
Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

    Non-Controlling Interest

    Non-controlling interest expense for the quarter ended March 31, 2006 was
$29,000, a decrease of 50% from the $58,000 recognized during the same period of 2005. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-controlling interest was created when Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of the Fund, issued Exchangeable Shares as partial consideration for the acquisition of Defiant Energy Corporation that occurred at the end of 2004.
The Exchangeable Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash over time, based on the current market price of the Trust Units. Since the Exchangeable
Shares are required to be exchanged, there is no permanent non-controlling interest. The decrease in non-controlling interest expense is directly attributable to the continued conversion of Exchangeable Shares to Trust Units since the original issuance.
    On March 8, 2006 AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per
Exchangeable Share was satisfied by delivering that number of Advantage Trust
Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006.

    Contractual Obligations and Commitments

    The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-
balance sheet arrangements other than as disclosed.

                                      Payments due by period
                                                                      2011 &
                                                                      there-
    ($ millions)       Total    2006    2007    2008    2009    2010   after
    -------------------------------------------------------------------------
    Building lease    $  3.1  $  1.1  $  1.4  $  0.6       -       -       -
    Capital lease     $  1.7  $  0.3  $  1.4       -       -       -       -
    Pipeline/
     transportation   $  4.0  $  2.1  $  1.6  $  0.3       -       -       -
    Convertible
     debentures(1)    $113.5       -  $  1.8  $  6.4  $ 58.5       -  $ 46.8
    -------------------------------------------------------------------------
    Total contractual
     obligations      $122.3  $  3.5  $  6.2  $  7.3  $ 58.5       -  $ 46.8
    -------------------------------------------------------------------------
    (1) As at March 31, 2006, Advantage had $113.5 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price.
        The Fund expects that the obligations related to convertible debentures will be settled through the issuance of Trust Units.

    Liquidity and Capital Resources

    The following table is a summary of the Fund's capitalization structure.

    ($000, except as otherwise indicated)                     March 31, 2006
    -------------------------------------------------------------------------
    Bank indebtedness (long-term)                                $   278,777
    Working capital deficit                                           18,644
    -------------------------------------------------------------------------
    Net debt                                                     $   297,421
    -------------------------------------------------------------------------
    Trust Units outstanding (000)(1)                                  59,568
    Trust Unit closing market price ($/Trust Unit)               $     22.29
    -------------------------------------------------------------------------
    Market value                                                 $ 1,327,771
    -------------------------------------------------------------------------
    Convertible debentures (maturity value)                      $   113,531
    -------------------------------------------------------------------------
    Total capitalization                                         $ 1,738,723
    -------------------------------------------------------------------------
    (1) Trust Units outstanding includes Trust Units issuable for the outstanding Exchangeable Shares at the applicable exchange ratio.

    Unitholders' Equity, Exchangeable Shares and Convertible Debentures

    Advantage has utilized a combination of Trust Units, Exchangeable Shares, convertible debentures and bank debt to finance acquisitions and development activities.
    As at March 31, 2006, the Fund had 59.5 million Trust Units outstanding.
On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy $10.5 million of the performance incentive fee obligation related to the 2005 year.
As at May 13, 2006, Advantage had 59.7 million Trust Units issued and outstanding.
    Exchangeable Shares issued and outstanding were exchangeable for
Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.20808 at
March 31, 2006 and has been increased on each date that a distribution was paid on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. For the three months ended March 31, 2006, a total of 22,406
Exchangeable Shares were exchanged for 26,535 Trust Units resulting in 82,266
Exchangeable Shares outstanding at March 31, 2006. On March 8, 2006, AOG elected to exercise its redemption right to redeem all of the Exchangeable
Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006. There were no Exchangeable Shares outstanding at May 13, 2006.
    As at March 31, 2006, the Fund had $113.5 million convertible debentures outstanding that were convertible to 5.7 million Trust Units based on the applicable conversion prices. During the quarter, $21.6 million convertible debentures were exchanged for the issuance of 1.1 million Trust Units.

    Bank Indebtedness, Credit Facility and Other Obligations

    At March 31, 2006, Advantage had bank indebtedness outstanding of
$278.8 million. The Fund has a credit facility agreement with a syndicate of
Canadian chartered banks. The $355 million facility consists of a $345 million extendible revolving loan facility and a $10 million operating loan facility.
The Fund is currently finalizing the annual renewal of the credit facility agreement and expects the facility to increase to $400 million. The current credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the
Fund covering all assets and cash flows.
    At March 31, 2006, Advantage had a working capital deficiency of
$18.6 million. The working capital deficit has decreased from year end, mainly due to the settlement in Trust Units of the $10.5 million performance incentive fee for 2005. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals. Working capital varies primarily due to the timing of such items and the current level of business activity. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility that is meant to assist with the timing of cash flows. As at March 31, 2006, accounts payable and accrued liabilities included $2.7 million related to the performance incentive fee for the first quarter of 2006, as per the agreement to internalize the management contract. The liability is expected to settle in July 2006 through the issuance of Advantage Trust Units.
    Advantage generally does not make use of capital leases to finance development expenditures. However, Advantage currently has one capital lease outstanding at March 31, 2006 for $1.6 million that was assumed from a prior corporate acquisition.

    Capital Expenditures

                                                          Three months ended
                                                               March 31
    ($000)                                                 2006       2005
    -------------------------------------------------------------------------
    Land and seismic                                     $  2,228   $  2,258
    Drilling, completions and workovers                    14,007     23,583
    Well equipping and facilities                           4,288      6,244
    Other                                                     466        630
    -------------------------------------------------------------------------
                                                         $ 20,989   $ 32,715
    Purchase adjustment of Defiant acquisition                  -        484
    Property acquisitions                                       -         28
    Property dispositions                                                (34)
    -------------------------------------------------------------------------
    Total capital expenditures                           $ 20,989   $ 33,193
    -------------------------------------------------------------------------

    Advantage's growth strategy has been to acquire properties in areas where we have large land positions where the drilling opportunities are shallow to medium depth with year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.
    For the three month period ended March 31, 2006, the Fund spent
$21.0 million on capital expenditures. Approximately $14.0 million was expended on drilling and completion operations where the Fund drilled a total of 10.4 net (26 gross) wells. During the quarter, three oil wells were drilled at Sunset, two at Nevis, and single gas wells were drilled at Nevis and
Sweetgrass. Total capital spending in Nevis was $7.0 million consisting of
$5.4 million for drilling, completions and workovers and $1.6 for facilities.
In the Nevis area, we completed a number of facility enhancement projects that began in 2005 and we continue to pursue a variety of development opportunities for 2006. Advantage purchased land in the David area during the quarter for
$1.7 million where we plan to drill two 100% working interest wells in the second quarter of 2006. Other capital spending during the quarter related to a variety of wells, with smaller working interests, and facilities necessary to support the 2005 and 2006 activity.
    The following table summarizes the various funding requirements during the three months ended March 31, 2006 and the sources of funding to meet those requirements.

    Sources and Uses of Funds

                                                                Three months
                                                                    ended
    ($000)                                                     March 31, 2006
    -------------------------------------------------------------------------
    Sources of funds
      Funds from operations                                      $    46,630
      Increase in bank indebtedness                                   26,301
    -------------------------------------------------------------------------
                                                                 $    72,931
    -------------------------------------------------------------------------
    Uses of funds
      Capital expenditures                                       $    20,989
      Asset retirement expenditures                                    1,033
      Distributions paid to Unitholders                               44,054
      Reduction of capital lease obligations                              88
      Increase in working capital                                      6,767
    -------------------------------------------------------------------------
                                                                 $    72,931
    -------------------------------------------------------------------------

    Quarterly Performance

                                   2006                  2005
    ($000, except as otherwise
     indicated)                     Q1       Q4       Q3       Q2       Q1
    -------------------------------------------------------------------------
    Daily production
      Natural gas (mcf/d)         65,768   72,587   75,994   79,492   86,350
      Crude oil and NGLs (bbls/d)  6,760    7,106    7,340    6,772    6,892
      Total (boe/d)               17,721   19,204   20,006   20,021   21,284

    Average prices
      Natural gas ($/mcf)
        Excluding hedging        $  8.69  $ 11.68  $  8.25  $  7.27  $  6.52
        Including hedging        $  8.69  $ 10.67  $  7.79  $  7.30  $  6.47
        AECO monthly             $  9.31  $ 11.68  $  8.15  $  7.39  $  6.70
      Crude oil and NGLs ($/bbl)
        Excluding hedging        $ 58.26  $ 60.14  $ 66.00  $ 56.57  $ 53.02
        Including hedging        $ 58.26  $ 59.53  $ 61.10  $ 56.24  $ 53.02
        WTI (US$/bbl)            $ 63.88  $ 60.04  $ 63.17  $ 53.13  $ 49.90
    Total revenues (before
     royalties)                  $86,901 $110,172  $95,715  $87,476  $83,209
    Net income                   $15,964  $25,846  $18,674  $26,537  $ 4,015
      per Trust Unit -
       basic and diluted         $  0.27  $  0.45  $  0.33  $  0.46  $  0.07
    Funds from operations        $46,630  $60,906  $55,575  $49,705  $45,355
    Cash distributions declared  $44,459  $43,265  $43,069  $44,693  $46,339
    Payout ratio (%)                 95%      71%      77%      90%     102%

                                            2004
    ($000, except as otherwise
     indicated)                     Q4       Q3       Q2
    -------------------------------------------------------
    Daily production
      Natural gas (mcf/d)         84,336   75,425   73,283
      Crude oil and NGLs (bbls/d)  6,815    3,550    3,106
      Total (boe/d)               20,871   16,121   15,320

    Average prices
      Natural gas ($/mcf)
        Excluding hedging        $  6.64  $  6.11  $  6.65
        Including hedging        $  6.09  $  5.76  $  6.20
        AECO monthly             $  7.09  $  6.62  $  6.81
      Crude oil and NGLs ($/bbl)
        Excluding hedging        $ 47.05  $ 51.20  $ 45.36
        Including hedging        $ 47.05  $ 51.20  $ 45.36
        WTI (US$/bbl)            $ 48.28  $ 43.88  $ 38.31
    Total revenues (before
     royalties)                  $76,742  $56,722  $54,181
    Net income                   $ 4,855  $ 4,965  $ 9,770
      per Trust Unit -
       basic and diluted         $  0.11  $  0.12  $  0.25
    Funds from operations        $34,811  $31,074  $30,693
    Cash distributions declared  $35,208  $28,730  $27,450
    Payout ratio (%)                101%      92%      89%

    The table above highlights the Fund's performance for the first quarter of 2006 and also for the preceding seven quarters. Advantage's revenues, net income and funds from operations are lower as compared to the last several quarters primarily due to lower production in the first quarter of 2006. The current reduced production was due to a one-time adjustment for periods prior to 2006 related to several payout wells, restricted production on wells in
Chip Lake and Nevis, and some minor non-core property dispositions that occurred in 2005. Advantage completed the acquisition of assets from Anadarko on September 15, 2004 and the acquisition of Defiant on December 21, 2004.
These two acquisitions resulted in an increase of daily production volumes for the fourth quarter of 2004 and the first quarter of 2005. Production levels subsequently decreased due to both natural declines and high initial production declines that are normally experienced with new production.

    Critical Accounting Estimates

    The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition. Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of property and equipment, the provision for asset retirement costs and related accretion expense, and impairment calculations for property and equipment and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the
Fund.

    Financial Reporting Update - Financial Instruments Recognition and
    Measurement

    In April 2005, a series of new accounting standards were released which established guidance for the recognition and measurement of financial instruments. These new standards include Section 1530 "Comprehensive Income",
Section 3855 "Financial Instruments - Recognition and Measurement", and
Section 3865 "Hedges". The new standards also resulted in a number of significant consequential amendments to other accounting standards to accommodate the new sections. The standards require all applicable financial instruments to be classified into one of several categories including:
financial assets and financial liabilities held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments are then included on a company's balance sheet and measured at fair value, cost or amortized value, depending on the classification. Subsequent measurement and recognition of changes in value of the financial instruments also depends on the initial classification. These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006 and must be implemented simultaneously. Advantage has not yet assessed the full impact, if any, of these standards on the consolidated financial statements. However, the
Fund anticipates adoption of the new standards on January 1, 2007.

    Controls and Procedures

    The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund.
Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The President and Chief Executive Officer and Vice-President
Finance and Chief Financial Officer, individually, sign certifications that the financial statements together with the other financial information included in the regular filings fairly present in all material respects the financial condition, results of operation, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings.
During the first quarter of 2006, there were no significant changes that would materially affect, or is reasonably likely to materially affect, the internal controls over financial reporting.

    Evaluation of Disclosure Controls and Procedures

    Management of Advantage, including our President and Chief Executive
Officer and Vice-President and Chief Financial Officer, has evaluated the effectiveness of the design of the disclosure controls and procedures as of
March 31, 2006. Based on that evaluation, Management has concluded that the design of the disclosure controls and procedures is effective as of the end of the period, in all material respects. It should be noted that while the Chief
Executive Officer and Chief Financial Officer believe that the Fund's design of disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system does not provide absolute, but rather is designed to provide reasonable, assurance that the objective of the control system is met.

    Business Process Project and Sarbanes-Oxley

    In 2002, the United States Congress enacted the Sarbanes-Oxley Act
("SOX") that applies to all companies registered with the Securities and
Exchange Commission. Section 404 of the Act requires that Management identify, document, assess and remediate internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting processes. The current deadline for Advantage to comply with the internal controls assessment is December 31, 2006. The Fund established a business process project with a team leader in May 2005 to ensure full compliance with
SOX by the given deadline. The business process project will also ensure full compliance with all similar Canadian regulations. A comprehensive project plan has been established with full support of Management and the Board of
Directors. Regular updates on status of the project and developments are provided to the Fund's Audit Committee. The Fund is currently on schedule and no problems are anticipated in completing the project by the current deadline.

    Outlook

    Advantage's funds from operations in 2006 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Cdn exchange rate. Advantage will continue to distribute a significant portion of its cash flow in 2006 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years. Drilling activities are planned in several project areas with the most significant being Nevis, Medicine Hat,
Sunset and Sweetgrass, all in Alberta and the Midale area in Saskatchewan.
Recompletion activities are planned primarily at Medicine Hat, Alberta and on properties in Southeast Saskatchewan.

    Additional Information

    Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

    May 13, 2006

                      CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated Balance Sheets

                                                    March 31,    December 31,
    (thousands of dollars)                             2006          2005
    -------------------------------------------------------------------------
                                                    (unaudited)
    Assets
    Current assets
      Accounts receivable                          $    40,805   $    51,788
      Prepaid expenses and deposits                      7,463         7,791
    -------------------------------------------------------------------------
                                                        48,268        59,579
    Fixed assets
      Property and equipment                         1,317,802     1,295,235
      Accumulated depletion and depreciation          (417,104)     (387,440)
    -------------------------------------------------------------------------
                                                       900,698       907,795
    Goodwill                                            45,473        45,473
    -------------------------------------------------------------------------
                                                   $   994,439   $ 1,012,847
    -------------------------------------------------------------------------
    Liabilities
    Current liabilities
      Accounts payable and accrued liabilities
       (note 6)                                    $    50,429   $    76,371
      Cash distributions payable to Unitholders         14,867        14,462
      Current portion of capital lease obligations       1,616           358
    -------------------------------------------------------------------------
                                                        66,912        91,191
    Capital lease obligations                                -         1,346
    Bank indebtedness (note 1)                         278,777       252,476
    Convertible debentures (note 2)                    106,288       126,081
    Asset retirement obligations                        22,167        21,263
    Future income taxes                                 96,499        99,026
    -------------------------------------------------------------------------
                                                       570,643       591,383
    -------------------------------------------------------------------------
    Non-controlling Interest
    Exchangeable shares (note 3)                         1,884         2,369
    -------------------------------------------------------------------------
    Unitholders' Equity
    Unitholders' capital (note 4)                      713,850       681,574
    Convertible debentures equity component (note 2)     5,195         6,159
    Contributed surplus (note 4)                         1,036         1,036
    Accumulated deficit (note 5)                      (298,169)     (269,674)
    -------------------------------------------------------------------------
                                                       421,912       419,095
    -------------------------------------------------------------------------
                                                   $   994,439   $ 1,012,847
    -------------------------------------------------------------------------
    Subsequent Event (note 7)
    see accompanying Notes to Consolidated Financial Statements

    Consolidated Statements of Income and Accumulated Deficit

                                                   Three months  Three months
                                                      ended         ended
    (thousands of dollars, except for per            March 31,     March 31,
     Trust Unit amounts) (unaudited)                   2006          2005
    -------------------------------------------------------------------------
    Revenue
      Petroleum and natural gas                    $    86,901   $    83,209
      Unrealized hedging loss                                -       (11,066)
      Royalties, net of Alberta Royalty Credit         (16,340)      (16,365)
    -------------------------------------------------------------------------
                                                        70,561        55,778
    -------------------------------------------------------------------------
    Expenses
      Operating                                         15,066        13,030
      General and administrative                         1,966         1,463
      Management fee (note 6)                              832           807
      Performance incentive (note 6)                     2,680             -
      Interest                                           3,193         2,609
      Interest and accretion on convertible
       debentures                                        2,806         3,401
      Depletion, depreciation and accretion             30,023        34,766
    -------------------------------------------------------------------------
                                                        56,566        56,076
    -------------------------------------------------------------------------
    Income (loss) before taxes and
     non-controlling interest                           13,995          (298)
    Future income tax reduction                         (2,527)       (5,101)
    Income and capital taxes                               529           730
    -------------------------------------------------------------------------
                                                        (1,998)       (4,371)
    -------------------------------------------------------------------------
    Net income before non-controlling interest          15,993         4,073
    Non-controlling interest (note 3)                       29            58
    -------------------------------------------------------------------------
    Net income                                          15,964         4,015
    Accumulated deficit, beginning of period          (269,674)     (167,380)
    Distributions                                      (44,459)      (46,339)
    -------------------------------------------------------------------------
    Accumulated deficit, end of period             $  (298,169)  $  (209,704)
    -------------------------------------------------------------------------
    Net income per Trust Unit (note 4)
      Basic                                        $      0.27   $      0.07
      Diluted                                      $      0.27   $      0.07
    -------------------------------------------------------------------------
    see accompanying Notes to Consolidated Financial Statements

    Consolidated Statements of Cash Flows

                                                   Three months  Three months
                                                      ended         ended
                                                     March 31,     March 31,
    (thousands of dollars) (unaudited)                 2006          2005
    -------------------------------------------------------------------------
    Operating Activities
    Net income                                     $    15,964   $     4,015
    Add (deduct) items not requiring cash:
      Non-cash performance incentive (note 6)            2,680             -
      Future income taxes                               (2,527)       (5,101)
      Unrealized hedging loss                                -        11,066
      Accretion on convertible debentures                  461           551
      Depletion, depreciation and accretion             30,023        34,766
      Non-controlling interest                              29            58
    Expenditures on asset retirement                    (1,033)         (407)
    Changes in non-cash working capital                 (5,717)       (6,340)
    -------------------------------------------------------------------------
    Cash provided by operating activities               39,880        38,608
    -------------------------------------------------------------------------
    Financing Activities
    Units issued, net of costs                               -       107,701
    Increase (decrease) in bank indebtedness            26,301       (70,692)
    Reduction of capital lease obligations                 (88)         (444)
    Cash distributions to Unitholders                  (44,054)      (42,734)
    -------------------------------------------------------------------------
    Cash used in financing activities                  (17,841)       (6,169)
    -------------------------------------------------------------------------
    Investing Activities
    Expenditures on property and equipment             (20,989)      (32,715)
    Property acquisitions                                    -           (28)
    Property dispositions                                    -            34
    Purchase adjustment of Defiant acquisition               -          (484)
    Changes in non-cash working capital                 (1,050)          754
    -------------------------------------------------------------------------
    Cash used in investing activities                  (22,039)      (32,439)
    -------------------------------------------------------------------------
    Net change in cash                                       -             -
    Cash, beginning of period                                -             -
    -------------------------------------------------------------------------
    Cash, end of period                            $         -   $         -
    -------------------------------------------------------------------------
    Supplementary Cash Flow Information
      Interest paid                                $     6,643   $     6,085
      Taxes paid                                   $       529   $       597
    -------------------------------------------------------------------------
    see accompanying Notes to Consolidated Financial Statements

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    March 31, 2006 (unaudited)

    All tabular amounts in thousands except for Trust Units and per Trust
    Unit amounts

    The interim consolidated financial statements of Advantage Energy Income
    Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2005.
    The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of
    Advantage for the year ended December 31, 2005 as set out in Advantage's
    Annual Report.

    1.  Bank Indebtedness

        Advantage has a credit facility agreement with a syndicate of
        Canadian chartered banks which provides for a $345 million extendible revolving loan facility and a $10 million operating loan facility.
        The loan's interest rate is based on either prime or bankers'
        acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.85% to 1.4%
        depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans.
        The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by Advantage Oil & Gas
        Ltd. ("AOG") to the Fund (and effectively by the Fund to Unitholders)
        are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the three months ended March 31, 2006, the effective interest rate on the outstanding amounts under the facility was approximately 4.9%.

    2.  Convertible Debentures

        The convertible unsecured subordinated debentures pay interest semi-
        annually and are convertible at the option of the holder into Trust
        Units of Advantage at the applicable conversion price per Trust Unit plus accrued and unpaid interest. The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods. Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values.

        The balance of debentures outstanding at March 31, 2006 and changes in the liability and equity components during the three months ended
        March 31, 2006 are as follows:

                          10.00%   9.00%   8.25%   7.75%    7.50%     Total
        ---------------------------------------------------------------------
        Debentures
         outstanding      $1,862  $6,393  $5,917  $46,766  $52,593  $113,531
        ---------------------------------------------------------------------
        Liability
         component:
          Balance at
           Dec. 31, 2005  $2,453  $7,259  $8,150  $45,898  $62,321  $126,081
          Accretion of
           discount            9      32      34      147      239       461
          Converted to
           Trust Units      (651) (1,172) (2,580)  (2,721) (13,130)  (20,254)
        ---------------------------------------------------------------------
          Balance at
           Mar. 31, 2006  $1,811  $6,119  $5,604  $43,324  $49,430  $106,288
        ---------------------------------------------------------------------
        Equity component:
          Balance at
           Dec. 31, 2005  $  100  $  323  $  441  $ 2,430  $ 2,865  $  6,159
          Converted to
           Trust Units       (26)    (52)   (139)    (144)    (603)     (964)
        ---------------------------------------------------------------------
          Balance at
           Mar. 31, 2006  $   74  $  271  $  302  $ 2,286  $ 2,262  $  5,195
        ---------------------------------------------------------------------

        During the three months ended March 31, 2006, $21,580,000 debentures were converted resulting in the issuance of 1,119,997 Trust Units.

    3.  Exchangeable Shares

                                                      Number of
                                                        Shares       Amount
        ---------------------------------------------------------------------
        Balance at December 31, 2005                   104,672   $     2,369
        Converted to Trust Units                       (22,406)         (514)
        Non-controlling interest in net income               -            29
        ---------------------------------------------------------------------
        Balance at March 31, 2006                       82,266   $     1,884
        ---------------------------------------------------------------------
        Trust Units issuable                            99,384
        ---------------------------------------------------------------------

        AOG is authorized to issue an unlimited number of non-voting
        Exchangeable Shares. Each Exchangeable Share issued by AOG was exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.20808 at March 31, 2006 and has been increased on each date that a distribution was paid by Advantage on the
        Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. Dividends were not declared or paid on the
        Exchangeable Shares and the Exchangeable Shares were not publicly traded.

        On March 8, 2006 AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006.

    4.  Unitholders' Equity

        (a) Unitholders' Capital

           (i)   Authorized

                 Unlimited number of voting Trust Units

           (ii)  Issued

                                                     Number of
                                                       Units        Amount
        ---------------------------------------------------------------------
        Balance at December 31, 2005                57,846,324   $   681,574
        2005 non-cash performance incentive            475,263        10,544
        Issued on conversion of debentures           1,119,997        21,218
        Issued on conversion of exchangeable shares     26,535           514
        ---------------------------------------------------------------------
        Balance at March 31, 2006                   59,468,119   $   713,850
        ---------------------------------------------------------------------

        On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy the obligation related to the 2005 year end performance fee.

        (b) Trust Units Rights Incentive Plan

                                   Series A                   Series B
                              Number       Price         Number       Price
        ---------------------------------------------------------------------
        Balance at December
         31, 2005             85,000      $  1.93       225,000      $ 13.63
        Reduction of exercise
         price                     -        (0.75)            -        (0.75)
        ---------------------------------------------------------------------
        Balance at March 31,
         2006                 85,000      $  1.18       225,000      $ 12.88
        ---------------------------------------------------------------------
        Expiration date         August 16, 2006            June 17, 2008
        ---------------------------------------------------------------------

        The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the
        Plan at that time. Several essential factors required to value such rights include expected future exercise price, distributions, exercise timeframe, volatility and risk-free interest rates. In determining these assumptions, both historical data and future expectations are considered. However, when the Series A Trust Unit rights were originally granted, Advantage had only been established during the prior year and there was little historical information available that may suggest future expectations concerning such assumptions. Therefore, it was concluded that a fair value determination at that time was not possible. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

                                                   Three months  Three months
                                                      ended         ended
                                                     March 31,     March 31,
        Pro Forma Results                              2006          2005
        ---------------------------------------------------------------------

        Net income, as reported                      $   15,964   $    4,015
        Less compensation expense (recovery)
         for rights issued in 2002                           52         (147)
        ---------------------------------------------------------------------
        Pro forma net income                         $   15,912   $    4,162
        ---------------------------------------------------------------------
        Net income per Trust Unit, as reported
          Basic                                      $     0.27   $     0.07
          Diluted                                    $     0.27   $     0.07
        ---------------------------------------------------------------------
        Net income per Trust Unit, pro forma
          Basic                                      $     0.27   $     0.08
          Diluted                                    $     0.27   $     0.08
        ---------------------------------------------------------------------

        (c) Net Income per Trust Unit

        The calculation of basic and diluted net income per Trust Unit are derived from both income available to Unitholders and weighted average Trust Units outstanding calculated as follows:

                                                   Three months  Three months
                                                      ended         ended
                                                     March 31,     March 31,
                                                       2006          2005
        ---------------------------------------------------------------------
        Income available to Unitholders
          Basic                                      $   15,964   $    4,015
          Trust Units Rights Incentive Plan -
           Series A                                           -            -
          Trust Units Rights Incentive Plan -
           Series B                                           -            -
        ---------------------------------------------------------------------
          Diluted                                    $   15,964   $    4,015
        ---------------------------------------------------------------------
        Weighted average Trust Units outstanding
          Basic                                      58,873,831   54,191,182
          Trust Units Rights Incentive Plan -
           Series A                                      80,568       66,602
          Trust Units Rights Incentive Plan -
           Series B                                      96,940       40,951
        ---------------------------------------------------------------------
          Diluted                                    59,051,339   54,298,735
        ---------------------------------------------------------------------

        The calculation of diluted net income per Trust Unit excludes
        Exchangeable Shares and all series of convertible debentures as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the Exchangeable Shares and excluded from the diluted net income per Trust Unit calculation for the quarter ended March 31, 2006 were 105,661 (March 31, 2005 - 788,979). Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the quarter ended March 31, 2006 were 6,163,733
        (March 31, 2005 - 7,504,026). As at March 31, 2006, the total convertible debentures outstanding were immediately convertible to
        5,698,802 Trust Units (March 31, 2005 - 7,359,913) and the total
        Exchangeable Shares outstanding were immediately convertible to
        99,384 Trust Units (March 31, 2005 - 181,882).

    5.  Accumulated Deficit

        Accumulated deficit consists of accumulated income and accumulated distributions for the Fund since inception as follows:

                                                      March 31,  December 31,
                                                        2006         2005
        ---------------------------------------------------------------------
        Accumulated Income                           $  193,673   $  177,709

        Accumulated Distributions                      (491,842)    (447,383)
        ---------------------------------------------------------------------
        Accumulated Deficit                          $ (298,169)  $ (269,674)
        ---------------------------------------------------------------------

    6.  Management Fee and Performance Incentive Fee

        The Manager receives both a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs.

        The Manager of the Fund is entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of
        Advantage outside of the management and performance fees. The management fees and performance fees are shared amongst all management and employees of the fund. No amount was paid to the
        Manager in the first quarter of 2006 related to the performance fees as the actual amount is calculated and paid on an annual basis.

        As a condition of the proposed merger with Ketch Resources Trust (see note 7), the Fund and the Manager reached an agreement to internalize the management contract arrangement. As part of this agreement, the
        Fund will pay management fees and performance fees for the period
        January 1 to March 31, 2006 in the amount of $3.5 million. Management fees are paid quarterly and $0.8 million was payable at March 31,
        2006 (March 31, 2005 - $0.8 million). Per the agreement, performance fees of $2.7 million are payable at March 31, 2006 (March 31, 2005 -
        nil). The Manager has agreed to forego fees for the period April 1,
        2006 to the closing of the Arrangement. If the proposed merger is not approved by the Unitholders, the management contract will continue.

    7.  Subsequent Event

        On April 25, 2006, the Fund and Ketch Resources Trust ("Ketch")
        announced that their respective boards of directors had unanimously approved an agreement providing for the merger of Advantage and
        Ketch. Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and the approval by at least two-thirds of both Advantage's and Ketch's Unitholders. The
        Unitholder meetings required to approve the Arrangement will be held on June 22, 2006. An information circular dated May 12, 2006 has been prepared jointly by the trusts and mailed to Advantage and Ketch
        Unitholders.

        The proposed merger is conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The Fund reached an agreement with Advantage Investment
        Management Ltd. ("AIM") to purchase all of the outstanding shares of
        AIM pursuant to the terms of the Arrangement for total consideration of $44 million. The consideration will be settled by the Fund through the issuance of 1,933,216 Advantage Trust Units valued using the 10-
        day volume weighted average price, ending April 24, 2006, on the
        Toronto Stock Exchange of $22.76 per Advantage Trust Unit. The Trust
        Unit consideration will be placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees.

        The Arrangement prohibits Advantage and Ketch from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions to enable each trust to match competing, unsolicited proposals and, subject to certain conditions, provides for a $20 million termination fee.

        Under the Arrangement, Advantage will acquire the net assets of Ketch whereby each Ketch Trust Unit will be exchanged for 0.565 of an
        Advantage Trust Unit, resulting in total estimated consideration at closing of $731.6 million, including acquisition costs. The acquisition will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill.

    Forward-Looking Information

    The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-
looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    >>
    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393;
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta
T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 19:41e 15-MAY-06